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SEC FILE NUMBER
0-26330

CUSIP NUMBER
04622E 20 8
UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR
	For the Transition Period Ended:	___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ASTEA INTERNATIONAL INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
240 Gibraltar Road
Address of Principal Executive Office (Street and Number)
Horsham, PA 19044
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual  report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the 8-K filed on Monday, March 31, 2007, the Company has determined that a restatement of its financial statements for the fiscal year ended December 31, 2006 and for its quarterly periods ended June 30, 2006, September 30, 2006, December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 is required.  Due to this restatement, the Company needs additional time to complete its Form 10-K for the fiscal year ended December 31, 2007.  This restatement relates to the accounting for revenue recognition for certain contracts executed in the second and third quarters of 2006.  The primary effect of this restatement is that all revenue related to these contracts, including license, service and maintenance fees, will be removed from the Company’s financial statements for 2006 and instead be recognized in the first and second quarters of 2007.  The Company has already received all of the cash related to these contracts.  The total impact of this restatement on the Company’s statement of operations cannot accurately be determined at this time, as the Company is still in the process of quantifying the full impact of this restatement.

Furthermore, the Company is using a different independent registered public accounting firm to audit its 2007 financial statements, Grant Thornton LLP, than it used to audit its 2006 financial statements, BDO Seidman, LLP.  In order to file the Company’s Form 10-K for the fiscal year ended December 31, 2007, which will include the restated results for 2006, it is necessary that both accounting firms adequately review the impact of this restatement on the year on which they are reporting.

Accordingly, as a result of the restatement, the Company was not able to complete its financial statements for the fiscal years ended December 31, 2006 and 2007. The Company’s  financial statements for the fiscal years ended December 31, 2006 and 2007 will be available by the end of the 15 day extension period provided by Rule 12b-25(b)(2)(ii) and the Company’s will file its Form 10-K for the year ended December 31, 2007 by the end of the 15 day extension period provided by Rule 12b-25(b)(2)(ii).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rick Etskovitz, Chief Financial Officer	215	682-2277
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III above, the Company is unable to determine with specificity at this point the final results of its operations pending completion of the Company’s financial statements to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007.  The Company expects to report significantly higher revenues for fiscal year 2007 versus fiscal year 2006, and expects to report a profit for 2007 as opposed to a loss for 2006.

The information provided in this notice includes forward-looking statements, including statements regarding the timing of the filing of the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, as well as the Company’s financial results for 2006 and 2007 due to the Company’s restatement of its financial statements. The factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: longer than expected delays in the Company’s completion of its financial statements and the filing of its Annual Report on Form 10-K changes to the Company’s preliminary financial results for 2006 and 2007 based upon a final review and audit of such financial statements, and certain other factors described in the Company’s filings with the Securities and Exchange Commission. In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice. The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

Astea International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2008	By	/s/ Rick Etskovitz